

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 30, 2008

Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Corporation
195 The West Mall
Toronto, Ontario, Canada   M9C 5K1

> **Re:** **Nortel Networks Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 001-07260**

Dear Mr. Binning:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director